UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Strategy Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

11525 Park Woods Circle
Alpharetta, Georgia	30005
(Address of principal executive offices)	(Zip Code)

(678) 222-3100

(Registrant's telephone number)

PART I

Rule 30b1-5 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company file their portfolio holdings on Form N-Q as of the close of the first and third quarters of each fiscal year. The Rule requires that the form be filed not later than 60 days after the close of the first and third quarters of each fiscal year. The Registrant’s fiscal year runs from January 1st to December 31st of each year.

On February 28, 2018, the Registrant’s independent public accountant notified its Audit Committee that it was terminating its engagement, and would not complete its scheduled audit of the Fund’s financial statements for the year ended December 31, 2017. The Registrant’s Board of Trustees, including the Audit Committee thereof, selected a new independent accounting firm to serve as the Registrant’s auditor and complete the open audit for fiscal year 2017, which firm recently completed its audit of the Fund’s December 31, 2017 financial statements Given the timing surrounding the completion of the Fund’s audit, however, the Fund was unable to prepare its Form N-Q for filing in accordance with the prescribed timeframe required by Rule 30b1-5.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report in a timely manner. In light of the facts and circumstances described above, it is impractical for the Registrant to file its Form N-Q for the fiscal quarter ended March 31, 2018 in a timely manner. The Registrant respectfully requests that the date for filing the Form N-Q be extended to June 8, 2018.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

John H. Grady

DLA Piper (U.S.) LLP

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-3365

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT STRATEGY FUND

By:	/s/ Carol Wildermuth

Date: May 31, 2018